                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                        ________________________________
                                   FORM 11-K

                        ________________________________

(Mark One)

(x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended April 3, 1997

or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________________ to _____________________


Commission File No. 0-23832

       A. Full title and address of the plan, if different from that of the issuer named below:

                        PHYSICIAN SALES & SERVICE, INC.
                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
                           4345 SOUTHPOINT BOULEVARD
                          JACKSONVILLE, FLORIDA 32216
                                (904) 332-3000

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        PHYSICIAN SALES & SERVICE, INC.
                           4345 SOUTHPOINT BOULEVARD
                          JACKSONVILLE, FLORIDA 32216
                                (904) 332-3000

                              REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

     1. Statements of Net Assets Available for Benefits, With Fund Information -- April 3, 1997 and March 28, 1996.

     2. Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended April 3, 1997.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on September 30, 1997.

                             PHYSICIAN SALES & SERVICE, INC.
                             EMPLOYEE STOCK OWNERSHIP AND
                             SAVINGS PLAN



                             NORTHWESTERN TRUST AND INVESTORS
                             ADVISORY COMPANY, TRUSTEE

                             By:    /s/ Gerry Kelley
                                   ---------------------
                                    Gerry Kelley
                                    Vice President

                        PHYSICIAN SALES & SERVICE, INC.
                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                      FINANCIAL STATEMENTS AND SCHEDULES
                    AS OF APRIL 3, 1997 AND MARCH 28, 1996
                                 TOGETHER WITH
                               AUDITORS' REPORT

                        PHYSICIAN SALES & SERVICE, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                        APRIL 3, 1997 AND MARCH 28, 1996

                               TABLE OF CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION-- APRIL 3, 1997 AND MARCH 28, 1996

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION, FOR THE YEAR ENDED APRIL 3, 1997

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     SCHEDULE I: ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES-- APRIL 3, 1997

     SCHEDULE II: ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED APRIL 3, 1997

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



TO THE PLAN ADMINISTRATOR OF THE
PHYSICIAN SALES & SERVICE, INC. EMPLOYEE STOCK
OWNERSHIP AND SAVINGS PLAN:

We have audited the accompanying statements of net assets available for benefits, with fund information, of the PHYSICIAN SALES & SERVICE, INC. EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN as of April 3, 1997 and March 28, 1996 and the related statement of changes in net assets available for benefits, with fund information, for the year ended April 3, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Physician Sales & Service, Inc. Employee Stock Ownership and Savings Plan as of April 3, 1997 and March 28, 1996 and the changes in net assets available for benefits for the year ended April 3, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of April 3, 1997 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits, with fund information, as of April 3, 1997 and March 28, 1996 and the statement of changes in net assets available for benefits, with fund information, for the year ended April 3, 1997 is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP



Jacksonville, Florida
September 29, 1997

                        PHYSICIAN SALES & SERVICE, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                        APRIL 3, 1997 AND MARCH 28, 1996

                                                                               1997
                                                     -------------------------------------------------------------------------------

                                                              PARTICIPANT - DIRECTED
                                                     ------------------------------------------------------------------------------
                                                     NORTHWESTERN TRUST AND INVESTORS ADVISORY COMPANY
                                                     -------------------------------------------------------------------------------
                                                       MONEY
                                                      MARKET            BOND          BALANCED            GROWTH          AIM
                                                       FUND             FUND            FUND               FUND           FUND
                                                     --------         --------       -----------        ----------     ----------
INVESTMENTS, AT FAIR VALUE:
 Shares of registered investment companies:
   Fidelity Institutional Cash Domestic
    Money Market Fund                                $      0         $      0       $         0        $        0     $        0
   Alex Brown Cash Reserve Fund                        13,079                0                 0                 0              0
   Bond Fund of America                                     0          114,785                 0                 0              0
   American Balanced Fund                                   0                0         6,012,503                 0              0
   Growth Fund of America                                   0                0                 0         1,090,445              0
   AIM Constellation Fund                                   0                0                 0                 0      2,189,323
   Kaufmann Fund                                            0                0                 0                 0              0
 Physician Sales & Service, Inc. common stock               0                0                 0                 0              0
                                                     --------         --------       -----------        ----------     ----------
                                                       13,079          114,785         6,012,503         1,090,445      2,189,323
       Pending transfers between funds                 99,735           43,549        (1,843,188)          375,508        543,802
                                                     --------         --------       -----------        ----------     ----------
       Total investments                              112,814          158,334         4,169,315         1,465,953      2,733,125
                                                     --------         --------       -----------        ----------     ----------

PARTICIPANTS' CONTRIBUTIONS RECEIVABLE                  4,293            5,221            53,222            28,022         50,732
                                                     --------         --------       -----------        ----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS                    $117,107         $163,555       $ 4,222,537        $1,493,975     $2,783,857
                                                     ========         ========       ===========        ==========     ==========

                                                                                    1997
                                                        ------------------------------------------------------------------
                                                                                         NONPARTICIPANT-
                                                                                            DIRECTED
                                                                                          -----------
                                                                              PSS              PSS
                                                         KAUFMANN            STOCK            COMMON
                                                           FUND               FUND            STOCK             TOTAL
                                                        ----------         ----------      -----------        -----------
INVESTMENTS, AT FAIR VALUE:
 Shares of registered investment companies:
   Fidelity Institutional Cash Domestic
    Money Market Fund                                   $        0         $  396,615      $    48,073        $   444,688
   Alex Brown Cash Reserve Fund                                  0                  0                0             13,079
   Bond Fund of America                                          0                  0                0            114,785
   American Balanced Fund                                        0                  0                0          6,012,503
   Growth Fund of America                                        0                  0                0          1,090,445
   AIM Constellation Fund                                        0                  0                0          2,189,323
   Kaufmann Fund                                         1,203,644                  0                0          1,203,644
 Physician Sales & Service, Inc. common stock                    0          8,475,123       21,047,279         29,522,402
                                                        ----------         ----------      -----------        -----------
                                                         1,203,644          8,871,738       21,095,352         40,590,869
       Pending transfers between funds                     524,383            310,225          (54,014)                 0
                                                        ----------         ----------      -----------        -----------
       Total investments                                 1,728,027          9,181,963       21,041,338         40,590,869
                                                        ----------         ----------      -----------        -----------

PARTICIPANTS' CONTRIBUTIONS RECEIVABLE                      54,531            251,295                0            447,316
                                                        ----------         ----------      -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS                       $1,782,558         $9,433,258      $21,041,338        $41,038,185
                                                        ==========         ==========      ===========        ===========


Financial Printing Group
                                                                    1996
                                             --------------------------------------------------------------------------------

                                                                                                        Participant-Directed
                                             --------------------------------------------------------------------------------
                                                             Schwab
                                             --------------------------------------------------------------------------------
                                             Money                                                      Money
                                             Market             Bond       Balanced      Growth         Market         Bond
                                              Fund              Fund         Fund         Fund           Fund          Fund
                                             -------          --------     --------     --------        -------       -------
INVESTMENTS, AT FAIR VALUE:
 Shares of registered
  investment companies:
   Schwab Money Market Fund                  $92,899          $  1,265     $  3,472     $  9,799        $     0       $     0
   Strong Short-Term Bond Fund                     0           126,189            0            0              0             0
   INVESCO Industrial Income Fund                  0                 0      284,485            0              0             0
   Berger 100 Fund                                 0                 0            0      759,133              0             0
   Alex Brown Cash Reserve Fund                    0                 0            0            0         38,556             0
   Bond Fund of America                            0                 0            0            0              0        56,301
   American Balanced Fund                          0                 0            0            0              0             0
   Growth Fund of America                          0                 0            0            0              0             0
   AIM Constellation                               0                 0            0            0              0             0
   Kaufmann Fund                                   0                 0            0            0              0             0
 Physician Sales & Service, Inc. common stock      0                 0            0            0              0             0
                                             -------          --------     --------     --------        -------       -------
       Total investments                      92,899           127,454      287,957      768,932         38,556        56,301
                                             -------          --------     --------     --------        -------       -------

PARTICIPANTS' CONTRIBUTIONS RECEIVABLE             0                 0            0            0          2,143           998
                                             -------          --------     --------     --------        -------       -------
NET ASSETS AVAILABLE FOR BENEFITS            $92,899          $127,454     $287,957     $768,932        $40,699       $57,299
                                             =======          ========     ========     ========        =======       =======


Financial Printing Group

                                                                1996
                                            ----------------------------------------------------------------------------------
                                                                       Alex Brown & Sons
                                            ----------------------------------------------------------------------------------
                                                                                                                       PSS
                                             Balanced          Growth             AIM            Kaufmann             Stock
                                               Fund             Fund              Fund             Fund                Fund
                                            ----------        --------         ----------        --------          -----------
INVESTMENTS, AT FAIR VALUE:
 Shares of registered
  investment companies:
   Schwab Money Market Fund                 $        0        $      0         $        0        $      0          $         0
   Strong Short-Term Bond Fund                       0               0                  0               0                    0
   INVESCO Industrial Income Fund                    0               0                  0               0                    0
   Berger 100 Fund                                   0               0                  0               0                    0
   Alex Brown Cash Reserve Fund                      0               0                  0               0                    0
   Bond Fund of America                              0               0                  0               0                    0
   American Balanced Fund                    6,021,439               0                  0               0                    0
   Growth Fund of America                            0         810,838                  0               0                    0
   AIM Constellation                                 0               0          1,725,347               0                    0
   Kaufmann Fund                                     0               0                  0         730,591                    0
 Physician Sales & Service, Inc. common stock        0               0                  0               0           11,821,959
                                            ----------        --------         ----------        --------          -----------
       Total investments                     6,021,439         810,838          1,725,347         730,591           11,821,959
                                            ----------        --------         ----------        --------          -----------

PARTICIPANTS' CONTRIBUTIONS RECEIVABLE          15,696          10,559             11,103               0                    0
                                            ----------        --------         ----------        --------          -----------
NET ASSETS AVAILABLE FOR BENEFITS           $6,037,135        $821,397         $1,736,450        $730,591          $11,821,959
                                            ==========        ========         ==========        ========          ===========

                                                     ---------------------------
                                                     Nonparticipant-
                                                       Directed
                                                     -----------

                                                     -----------
                                                        PSS
                                                       Common
                                                        Stock           Total
                                                     -----------     -----------
INVESTMENTS, AT FAIR VALUE:
 Shares of registered
  investment companies:
   Schwab Money Market Fund                          $         0     $   107,435
   Strong Short-Term Bond Fund                                 0         126,189
   INVESCO Industrial Income Fund                              0         284,485
   Berger 100 Fund                                             0         759,133
   Alex Brown Cash Reserve Fund                            9,617          48,173
   Bond Fund of America                                        0          56,301
   American Balanced Fund                                      0       6,021,439
   Growth Fund of America                                      0         810,838
   AIM Constellation                                           0       1,725,347
   Kaufmann Fund                                               0         730,591
 Physician Sales & Service, Inc. Common Stock         40,502,645      52,324,604
                                                     -----------     -----------
       Total investments                              40,512,262      62,994,535
                                                     -----------     -----------

PARTICIPANTS' CONTRIBUTIONS RECEIVABLE                         0          40,499
                                                     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS                    $40,512,262     $63,035,034
                                                     ===========     ===========

        The accompanying notes are an integral part of these statements.

                        PHYSICIAN SALES & SERVICE, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


      STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
                                  INFORMATION,

                        FOR THE YEAR ENDED APRIL 3, 1997



                                                       Participant-Directed
                                            ----------------------------------------------------------------------------
                                                                       SCHWAB
                                            -------------------------------------------------------------       --------
                                              MONEY                                                              MONEY
                                             MARKET              BOND          BALANCED           GROWTH         MARKET
                                              FUND               FUND            FUND              FUND           FUND
                                            --------          ---------        ---------        ---------       --------
CHANGE IN NET ASSETS
 ATTRIBUTED TO:
 Net appreciation (depreciation) in fair
   value of investments                     $      0          $  (1,195)       $ (16,850)       $ (68,789)      $      0
 Investment income                             1,479              2,859            2,303                3          3,038
 Contributions:
   Participant (including rollover)            1,515                102              318              788         39,938
   Employer, net of forfeitures                    0                  0                0                0              0
 Interfund transfers                         (95,893)          (128,412)        (273,728)        (691,601)       (65,846)
                                            --------          ---------        ---------        ---------       --------
                                             (92,899)          (126,646)        (287,957)        (759,599)       (22,870)
                                            --------          ---------        ---------        ---------       --------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
   Benefits paid to participants                   0                808                0            9,333            457
                                            --------          ---------        ---------        ---------       --------
NET (DECREASE) INCREASE                      (92,899)          (127,454)        (287,957)        (768,932)       (23,327)

PENDING TRANSFERS BETWEEN FUNDS                    0                  0                0                0         99,735

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                            92,899            127,454          287,957          768,932         40,699
                                            --------          ---------        ---------        ---------       --------
 End of year                                $      0          $       0        $       0        $       0       $117,107
                                            ========          =========        =========        =========       ========


                                          -----------------------------------------------------------------------------
                                           ALEX  BROWN  &  SONS/NORTHWESTERN TRUST  AND INVESTORS  ADVISORY  COMPANY
                                          -----------------------------------------------------------------------------
                                                                                                                PSS
                                            BOND       BALANCED       GROWTH        AIM        KAUFMANN        STOCK
                                            FUND         FUND          FUND         FUND         FUND          FUND
                                          --------   -----------    ----------   ----------   ----------    -----------
CHANGE IN NET ASSETS
 ATTRIBUTED TO:
 Net appreciation (depreciation) in fair
  value of investments                    $ (2,595)  $   105,493    $   29,422   $  (58,102)  $ (143,879)   $(6,258,370)
 Investment income                           6,216       581,565        59,539       76,697       48,156          2,101
 Contributions:
   Participant (including rollover)         54,490       738,934       225,399      459,982      582,647      2,587,580
   Employer, net of forfeitures                  0             0             0            0            0              0
 Interfund transfers                         4,908      (237,966)       73,209       96,011       86,905      1,248,928
                                          --------   -----------    ----------   ----------   ----------    -----------
                                            63,019     1,188,026       387,569      574,588      573,829     (2,419,761)
                                          --------   -----------    ----------   ----------   ----------    -----------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
   Benefits paid to participants               312     1,159,436        90,499       70,983       46,245        279,165
                                          --------   -----------    ----------   ----------   ----------    -----------
NET (DECREASE) INCREASE                     62,707        28,590       297,070      503,605      527,584     (2,698,926)

PENDING TRANSFERS BETWEEN FUNDS             43,549    (1,843,188)      375,508      543,802      524,383        310,225

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                          57,299     6,037,135       821,397    1,736,450      730,591     11,821,959
                                          --------   -----------    ----------   ----------   ----------    -----------
 End of year                              $163,555   $ 4,222,537    $1,493,975   $2,783,857   $1,782,558    $ 9,433,258
                                          ========   ===========    ==========   ==========   ==========    ===========
                                                                Nonparticipant-
                                                                   Directed
                                                                ------------

                                                                ------------
                                                                     PSS
                                                                   COMMON
                                                                    STOCK          TOTAL
                                                                ------------    ------------
CHANGE IN NET ASSETS
 ATTRIBUTED TO:
 Net appreciation (depreciation) in fair                        $(16,788,611)   $(23,203,476)
  value of investments
 Investment income                                                       924         784,880
 Contributions:
   Participant (including rollover)                                        0       4,691,693
   Employer, net of forfeitures                                      120,000         120,000
 Interfund transfers                                                 (16,515)              0
                                                                ------------    ------------
                                                                 (16,684,202)    (17,606,903)
                                                                ------------    ------------
DEDUCTIONS FROM NET ASSETS
 ATTRIBUTED TO:
   Benefits paid to participants                                   2,732,708       4,389,946
                                                                ------------    ------------
NET (DECREASE) INCREASE                                          (19,416,910)    (21,996,849)

PENDING TRANSFERS BETWEEN FUNDS                                      (54,014)              0

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                40,512,262      63,035,034
                                                                ------------    ------------
 End of year                                                    $ 21,041,338    $ 41,038,185
                                                                ============    ============


       The accompanying notes are an integral part of this statement.

                        PHYSICIAN SALES & SERVICE, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                       APRIL 3, 1997 AND MARCH 28, 1996


1. DESCRIPTION OF PLAN

   AMENDMENT AND RESTATEMENT OF THE PHYSICIAN SALES & SERVICE, INC. EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN

   Effective January 1, 1996, the Physician Sales & Service, Inc. Employee Stock Ownership and Savings Plan (the "Plan") was amended and restated. The Plan was amended to incorporate new investment options and to conform with applicable requirements of the Internal Revenue Code (the "IRC").

   DESCRIPTION OF THE PLAN

   The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

   GENERAL

   The Plan is a defined contribution plan covering substantially all employees of Physician Sales & Service, Inc. and its subsidiaries (the "Company"). The Plan was created under the provisions of Section 401(a) of the IRC, which includes a qualified deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan also has the features of an employee stock ownership plan ("ESOP"), whereby employee and employer contributions are invested in the Company's common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

   Effective December 31, 1996, custody of the Plan's assets was transferred from Alex Brown & Sons to Northwestern Trust and Investors Advisory Company.

   Effective January 2, 1997, the plan trustee was changed to Northwestern Trust and Investors Advisory Company (See Note 6).

   CONTRIBUTIONS

   The Plan is funded through voluntary employee salary deferrals and employer contributions. Participants can defer up to 20% but not less than 1% of compensation, as defined by the Plan, limited by requirements of the IRC. Employer contributions are made at the discretion of the Company's board of directors and are allocated based on the ratio of each eligible participant's total salary to the total of all eligible participants' total salaries. Employer contributions may be made in the form of company stock or cash. The Company's discretionary contributions are allocated to eligible participants on the last day of the plan year. Forfeitures of approximately $83,000 were used to satisfy company contributions for the year ended April 3, 1997.

   VESTING

   Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching is based on years of continuous service, as defined in the Plan, according to the following schedule:

               Less than three years of service            0%
               Three years but less than four years       20
               Four years but less than five years        40
               Five years but less than six years         60
               Six years but less than seven years        80
               Seven years or more                       100

   Forfeitures are used to reduce the Company's contributions.

   BENEFITS

   Upon retirement, death, disability, or other severance of employment, a participant or his/her beneficiary may elect to receive an amount equal to the value of the participant's vested interest in his/her account. Balances in participant accounts are paid in a single lump sum or in equal annual installments over a period not extending past the participant's life expectancy or the joint life expectancy of the participant and his/her designated beneficiary. Balances in the ESOP accounts are generally distributed in shares of company stock (with fractional shares paid in cash) to the participant or by direct transfer to the participant's individual retirement account or to the plan of the participant's new employer in a single lump-sum payment.

   PARTICIPANT ACCOUNTS

   Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Company's contribution, and the participant's contribution. Allocations are based on participant account balances, as defined.

   INVESTMENT OPTIONS

   Prior to January 2, 1996, participants were offered five investment options, including a nonparticipant-directed employer stock fund, in which they could invest their contributions. On November 21, 1995, the trustee directed the investment manager to sell 640,061 shares of the nonparticipant-directed stock fund for $10,391,390, which was then invested in high-quality short-term investments until participants made elections to invest their individual shares of the proceeds into seven new investment funds established in January 1996.

   During fiscal 1997, all investments in the four funds invested by Charles Schwab were transferred to the Alex Brown investment funds.

   Effective December 31, 1996, custody of the Plan's assets was transferred from Alex Brown to Northwestern Trust and Investors Advisory Company. Investment options available to plan participants were not affected by the change in the custody of the plan assets.

   Participants may change their investment elections quarterly. A description of each investment option is provided below:

        SCHWAB MONEY MARKET FUND

        This fund may consist of a portfolio invested in commercial paper, U.S. government or federal agency obligations, short-term corporate obligations, bank certificates of deposit, savings accounts, and/or comparable investments designed to provide maximum protection of capital with a conservative rate of return.

        STRONG SHORT-TERM BOND FUND

        This fund may consist of a portfolio invested primarily in governmental and corporate bonds, notes and bills, fixed rate annuity contracts, mortgages, savings accounts, and/or comparable investments designed to provide for a moderate rate of return based primarily on interest income and consistent with minimum fluctuation and principal value and current liquidity.

        INVESCO INDUSTRIAL INCOME FUND

        This fund may consist of common and preferred stocks, governmental and corporate bonds, and other securities or investment opportunities designed to provide for a balanced return based on long-term appreciation of stocks and income derived from interest and dividends.

        BERGER 100 FUND

        This fund may consist of a portfolio invested primarily in common stocks and such other securities or investment opportunities providing for long-term capital appreciation.

        ALEX BROWN CASH RESERVE FUND

        This fund may consist of a portfolio invested in commercial paper, U.S. government or federal agency obligations, short-term corporate obligations, bank certificates of deposit, savings accounts, and/or comparable investments designed to provide maximum protection of capital with a conservative rate of return.

        BOND FUND OF AMERICA

        This fund may consist of a portfolio invested in marketable corporate debt securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments designed to provide a level of current income consistent with the preservation of capital by investing primarily in bonds.

        AMERICAN BALANCED FUND

        This fund may consist of a portfolio invested in securities, including common stocks, preferred stocks, corporate bonds, and U.S. government securities designed to provide conservation of capital, current income, and long-term growth of capital and income.

        GROWTH FUND OF AMERICA

        This fund may consist of a portfolio invested primarily in common stock and other securities convertible into common stocks, cash or cash equivalents, straight debt securities, or nonconvertible preferred stocks providing for growth of capital.

        AIM CONSTELLATION FUND (THE "AIM FUND")

        This fund may consist of a portfolio invested in common stocks, with emphasis on medium-sized and smaller emerging-growth companies, designated to provide capital appreciation.

        KAUFMANN FUND

        This fund may consist of a portfolio invested in common stocks and convertible preferred stocks and bonds, including convertible bonds, designated to provide capital appreciation.

        PHYSICIAN SALES & SERVICE, INC. STOCK FUND

        This fund is a participant-directed account in which contributions are invested in the stock of the employer.

   Contributions to the nonparticipant-directed employer stock accounts, including employer contributions, are invested principally in employer common stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING

   The accompanying financial statements have been prepared using the accrual method of accounting.

   USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

   INCOME RECOGNITION

   Investment income is recorded as earned on the accrual basis.

   VALUATION OF INVESTMENTS

   Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Company common stock as of April 3, 1997 and March 28, 1996 is valued at its quoted market price as listed on the NASDAQ National Market under the ticker symbol "PSSI." Purchases and sales of securities are reflected on a trade-date basis. The difference between cost and market value from one period to the next is recognized as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits, with fund information.

   ADMINISTRATIVE EXPENSES

   All administrative expenses of the Plan are paid by the Company.

3. INVESTMENTS

   The fair market values of individual assets that represent 5% or more of the Plan's net assets as of April 3, 1997 and March 28, 1996 are as follows:

                                                    1997          1996
                                                -----------   -----------

     Physician Sales & Service, Inc. common
      stock                                     $29,522,402   $52,324,604
     American Balanced Fund                       6,012,503     6,021,439
     Aim Constellation Fund                       2,189,323        N/A

4. TAX STATUS

   On June 3, 1997, the Plan, as amended and restated, received a favorable determination letter from the Internal Revenue Service. The plan administrator and management believe that the Plan, as amended and restated, is designed and operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan is qualified and the related trust continues to be tax-exempt.

5. PLAN TERMINATION

   The Company anticipates that the Plan will continue without interruption but reserves the right to terminate the Plan at its discretion. In the event of the Plan's termination, all amounts credited to participants' accounts shall become 100% vested.

6. RELATED PARTIES

   During periods prior to January 1, 1997, nonparticipant-directed company common stock was held by a transfer agent and managed by the trustees, who are participants in the Plan. Effective January 2, 1997, trustee responsibilities were transferred to Northwestern Trust and Investors Advisory Company, a company not affiliated with the Plan.

 7. RECONCILIATION TO FORM 5500

    As of April 3, 1997, the Plan had approximately $1,333,000 of pending distributions to participants who elected distributions from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles. There were no pending distributions as of March 28, 1996.

    The following table reconciles net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for the year ended April 3, 1997:
                                Benefits                           Net Assets
                               Payable to         Benefits         Available
                              Participants          Paid          for Benefits
                              ------------       ----------       ------------
    Per financial statements   $        0        $4,389,946       $41,038,185
    1997 amounts pending
      distribution to
      participants              1,333,000         1,333,000        (1,333,000)
                               ----------        ----------       -----------
    Per Form 5500              $1,333,000        $5,722,946       $39,705,185
                               ==========        ==========       ===========

 8. SUBSEQUENT EVENTS

    Subsequent to the Plan's year end, the Plan was amended and restated effective January 1, 1997, to conform with applicable requirements of the IRC.

                                                                      SCHEDULE I

                        PHYSICIAN SALES & SERVICE, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


           ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                 APRIL 3, 1997



                                                                                                       FAIR
                                                                   DESCRIPTION OF                     MARKET
                     IDENTITY OF PARTY INVOLVED                      INVESTMENT           COST         VALUE
--------------------------------------------------------------  --------------------   ----------   -----------
*      PHYSICIAN SALES & SERVICE, INC.                          Common stock          $ 8,993,068   $29,522,402

       FIDELITY INSTITUTIONAL CASH DOMESTIC MONEY
         MARKET FUND                                            Money market fund         444,688       444,688

*      ALEX BROWN CASH RESERVE FUND                             Money market fund          13,079        13,079

       BOND FUND OF AMERICA                                     Bond mutual fund          117,820       114,785

       AMERICAN BALANCED FUND                                   Balanced mutual fund    5,915,376     6,012,503

       GROWTH FUND OF AMERICA                                   Growth mutual fund      1,048,795     1,090,445

       AIM CONSTELLATION FUND                                   Growth mutual fund      2,188,545     2,189,323

       KAUFMANN FUND                                            Growth mutual fund      1,247,168     1,203,644
                                                                                       ----------   -----------
                                                                                      $19,968,539   $40,590,869
                                                                                      ===========   ===========


                       *Represents a party-in-interest.

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II



                        PHYSICIAN SALES & SERVICE, INC.

                   EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN


                 ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED APRIL 3, 1997








                                                                                                                      GAIN
                                                                 TYPE OF      PURCHASE     SELLING      COST OF     (LOSS) ON
    IDENTITY OF PARTY INVOLVED        DESCRIPTION OF ASSETS    TRANSACTION     PRICE        PRICE        ASSET     TRANSACTION
  -------------------------------   ------------------------  -------------   --------     ---------   ----------  -----------

* PHYSICIAN SALES & SERVICE, INC.   Company common stock      Purchase/sale   $3,688,718   $  150,821  $  171,563  $(20,742)

  AMERICAN BALANCED FUND            Mutual fund               Purchase/sale    2,060,345    2,153,985   2,120,541    33,444

* ALEX BROWN CASH RESERVE FUND      Money market fund         Purchase/sale    6,340,266    6,123,993   6,123,993         0

                 *Represents a party-in-interest transaction.

         The accompanying notes are an integral part of this schedule.